Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16

Of The Securities Exchange Act Of 1934

For the month of June, 2016

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes  ☐            No  ☒

ULTRAPAR HOLDINGS INC.

ITEM

1.	Minutes of the Meeting of the Board of Directors held on June 15, 2016

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (05/2016)

Date, Time and Location:

June 15, 2016, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors undersigned.

Decisions:

1.	As part of the ongoing monitoring of its business strategy, the members of the Board of Directors analyzed the proposal of strategic positioning of Oxiteno, the Company’s chemical business.

2.	The members of the Board of Directors were updated on strategic and expansion projects of the Company.

3.

The members of the Board of Directors appointed Mrs. Sandra López Gorbe as member of the Conduct Committee. Therefore, considering the election hereby approved and the election of Mr. André Pires de Oliveira Dias for the position of Chief Financial and Investor Relations Officer approved by the this Board on June 30, 2015, the Board of Directors ratified the

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on June 15, 2016)

current composition of the Conduct Committee, which is: Marcelo Fernandez Trindade, as President, André Pires de Oliveira Dias, Roberto Kutschat Neto, Denis Celso Marques Cuenca and Sandra López Gorbe.

4.	Pursuant to the approval by the Board of Directors, on May 2nd, 2012 of guarantees provided by the Company to its subsidiaries in connection with the Credit Limit Contract nr 12.2.0168.1, entered into among the BNDES (Banco Nacional de Desenvolvimento Econômico e Social), the Company and its subsidiaries on July 5th, 2012 (“Contract”), the members of the Board of Directors authorized the Company to amend such Contract, to include as beneficiary its wholly owned subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A.. All other conditions set forth in the Contract, including the total credit limit, remain unchanged.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all the undersigned Board Members present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice-President

Alexandre Gonçalves Silva

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on June 15, 2016)

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

Pedro Wongtschowski

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2016

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name:	Andre Pires de Oliveira Dias
Title:	Chief Financial and Investor Relations Officer

(Minutes of Meeting of the Board of Directors held on June 15, 2016)